UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38882

HeadHunter Group PLC

(Translation of registrant’s name into English)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit No.	Description

99.1	Press Release of HeadHunter Group PLC, dated January 12, 2023
99.2	Notice for the Convocation of an Extraordinary General Meeting of HeadHunter Group PLC
99.3	Annex A to Notice for the Convocation of an Extraordinary General Meeting of HeadHunter Group PLC - Amended and Restated Articles of Association, marked to show proposed changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: January 12, 2023	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer